

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2007

Mr. J.A. Kirk McKinnon, President
Uranium Star Corp.
900-141 Adelaide Street West
Toronto, Ontario Canada M5H 3L5

> **Re:** **Uranium Star**
> **Registration Statement on Form SB-2**
> **Filed March 1, 2007**
> **File No. 333-141001**

Dear Mr. McKinnon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed March 1, 2006

General

1.	Please be advised that you must clear all comments to your Form 10-KSB prior to effectiveness of this Form SB-2.

2.	Under "The Offering" on page 9, we note a number of transactions relating to warrants that are exercisable into the shares that you are registering for resale.

The transactions do not appear to be fully reflected in "Recent Sales of Unregistered Securities" on page II-1. Please revise or advise.

Calculation of Registration Fee

3.   Please specify upon which subsections of Rule 457 you relied to calculate the registration fees.

Selling Shareholders, page 10

4.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities, such as 0260838 B.C. Ltd. and AGF Precious Metals. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

5.   We note the disclosure in footnote 28 of the selling shareholder table that "Mr. Smith is an affiliate of a CIBC Wood Gundy, a broker-dealer. Mr. Smith has represented to us that he purchased the securities for investment purposes." Please revise to clarify whether Mr. Smith purchased the securities in the ordinary course of business and whether at the time of the purchase of the securities, Mr. Smith had any agreements or understandings, directly or indirectly, with any person to distribute the securities. We may have further comment.

Management's Discussion and Analysis, page 31

6.   We note the statement that "[t]his report may contain 'forward-looking' statements within the meaning of Section 17A[sic] of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended." As a penny stock issuer, you are not entitled to rely on the safe harbor for forward looking statements under the Private Securities Litigation Reform Act. Please remove the statement.

Exhibits, page II-5

7.   Please file as an exhibit an opinion of counsel addressing the legality of the securities being offered.

Undertakings, page II-6

8.   Please revise to include all the undertakings required by Item 512 (g)(2) of Regulation S-B.

Signatures, page II-7

  9.   Please provide the signature of the principal accounting officer or controller.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry